

Mail Stop 3233

October 28, 2015

Via E-Mail
Gregory R. Conley
Chief Financial Officer
HFF, Inc.
One Oxford Centre
301 Grant Street, Suite 1100
Pittsburgh, PA   15219

> **Re: HFF, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-33280**

Dear Mr. Conley:

We have reviewed your October 2, 2015 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Servicing Fees, page 31

1.   We note your response to comment 1 that your loan servicing platform is not material to the Company's overall consolidated results. It appears from your response that your materiality assessment is based on the percentage of servicing revenue to total revenue. Please tell us the contribution of your loan servicing platform to net income and how you considered the impact to net income in

determining whether the requested disclosure is relevant to an investor's financial assessment of the Company.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities